STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

May 5, 2011

VIA EDGAR (Correspondence Filing)
Mr. Kevin Rupert U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Starboard Investment Trust (the "Registrant")
Sector Rotation Fund (the "Fund")
File Nos. 333-159484; 811-22298

Dear Mr. Rupert:

On February 23, 2011, the Registrant filed a post-effective amendment pursuant to Rule 485(a) of the Securities Act to add the above-named series to the Trust.  The post-effective amendment is due to go effective May 6, 2011.  There are, however, additional issues to be resolved in the disclosure of the filing, such that you have requested that a subsequent 485(a) regarding the Fund be submitted. Accordingly, the Registrant undertakes to not sell shares of the Fund until such time as a subsequent 485(a) filing is submitted to the Securities and Exchange Commission and is deemed effective.

 It is anticipated that the Registrant will file the subsequent post-effective amendment pursuant to Rule 485(a) incorporating your requested changes on or about May 6, 2011.  Included with the subsequent 485(a) filing will be a request for acceleration.  However, the Registrant does not intend to sell shares until such time as a merger with a similar series of the World Funds Trust is consummated later this summer.  At that time a subsequent filing pursuant to Rule 485(b) will be necessary to include the adopted financial statements of the existing fund.

Should you have any questions, please contact me at 252-972-9922 or Marc L. Collins at 513-352-6774.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary